

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

<u>Via Email</u>
Wayne Irving II
Chairman and Chief Executive Officer
Monster Offers
117 Calle de Los Molinos
San Clemente, CA 92672

> **Re: Monster Offers**
> **Item 4.01 Form 8-Ks**
> **Filed April 5, 2013 and April 16, 2013**
> **File No. 000-53266**

Dear Mr. Irving:

We issued comments on the above captioned filings on April 12, 2013. On May 21, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief